UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PulteGroup, Inc.

(Exact name of registrant as specified in its charter)

Michigan	38-2766606
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

100 Bloomfield Hills Parkway, Suite 300 Bloomfield Hills, Michigan	48304
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Junior Participating Preferred Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

EXPLANATORY NOTE

This Form 8-A/A is being filed to update the description of the Series A Junior Participating Preferred Share Purchase Rights of PulteGroup, Inc., a Michigan corporation (“PHM”), which were previously registered under the Securities Exchange Act of 1934 (the “Exchange Act”) pursuant to PHM’s Form 8-A filed on March 6, 2009, as amended in PHM’s Form 8-A/A filed on April 20, 2009, PHM’s Form 8-A/A filed on August 18, 2009 and PHM’s Form 8-A/A filed on September 24, 2009 (collectively, the “Original 8-A”).

Item 1.	Description of Registrant’s Securities to be Registered.

On March 18, 2010, the board of directors of PHM entered into an Amended and Restated Section 382 Rights Agreement (the “Amended and Restated Section 382 Rights Agreement”) with Computershare Trust Company, N.A., as rights agent. The board of directors of PHM had previously declared a dividend distribution of one right for each outstanding common share to shareholders of record at the close of business on March 16, 2009, pursuant to that certain Section 382 Rights Agreement, dated as of March 5, 2009, as amended as of April 7, 2009 and as of September 24, 2009 (collectively, the “Original Section 382 Rights Agreement”), between the Company and the Rights Agent. The Amended and Restated Section 382 Rights Agreement (the “rights plan”) restated the Original Section 382 Rights Agreement and revised the definitions of “Affiliate” and “Associate” to delete references to the Exchange Act.

The PHM board of directors adopted the rights plan in an effort to protect shareholder value by attempting to protect against a possible limitation on PHM’s ability to use its net operating loss carryforwards (the “NOLs”) and certain other tax benefits to reduce potential future U.S. federal income tax obligations. If PHM experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated by the United States Department of the Treasury thereunder (the “related Treasury regulations”), its ability to fully utilize the NOLs and certain other tax benefits on an annual basis will be substantially limited, and the timing of the usage of the NOLs and such other benefits could be substantially delayed, which could therefore significantly impair the value of those assets.

The rights plan is intended to act as a deterrent to any person or group, together with its affiliates and associates, being or becoming the beneficial owner of 4.9% or more of PHM securities (such person or group is referred to as an “acquiring person”). A person shall be deemed to be a “beneficial owner” of, or shall be deemed to have “beneficial ownership” and shall be deemed to “beneficially own” any securities which such person directly owns, or would be deemed to constructively own, pursuant to Section 382 and the related Treasury regulations. The term “acquiring person” does not include:

•

PHM, any subsidiary of PHM, any employee benefit plan or other compensation arrangement of PHM or of any subsidiary of PHM or any entity organized, appointed or established by PHM or any subsidiary of PHM for or pursuant to the terms of any such plan or compensation arrangement;

•	any grandfathered person (as defined below);

•	any exempted person (as defined below);

•

William J. Pulte, any spouse of William J. Pulte, any descendant of William J. Pulte and any spouse of such descendant, any estate of any of the foregoing or any trust or other arrangement for the benefit of any of the foregoing or any charitable organization established by any of the foregoing (the “Pulte Family”);

•	any group which includes any member or members of the Pulte Family if a majority of the securities of such group are beneficially owned by a member of the Pulte Family;

•	any person or group who becomes the beneficial owner of 4.9% or more of PHM securities as a result of an “exempted transaction”;

•

any person whom or which the PHM board of directors in good faith determines has inadvertently acquired beneficial ownership of 4.9% or more of PHM securities, so long as such person promptly enters into, and delivers to PHM, an irrevocable commitment to divest as promptly as practicable, and thereafter divests as promptly as practicable a sufficient number of PHM securities so that such person would no longer be a beneficial owner of 4.9% or more of PHM securities; or

•

any affiliate, associate or stockholder of Centex Corporation, or the general partners, limited partners or members of such stockholders who would have been an acquiring person solely as a result of the execution, delivery or performance of the merger agreement between PHM and Centex or certain voting agreements relating to such merger until such time that such person acquires beneficial ownership of additional PHM securities.

A shareholder who together with its affiliates and associates beneficially owned 4.9% or more of PHM securities as of March 5, 2009 is deemed not to be an “acquiring person,” so long as such shareholder does not acquire any additional shares of PHM securities without the prior written approval of PHM, other than pursuant to or as a result of (a) a reduction in the amount of PHM securities outstanding; (b) the exercise of any options, warrants, rights or similar interests to purchase PHM securities granted by PHM to its directors, officers and employees; (c) any unilateral grant of any PHM securities by PHM or (d) any issuance of PHM securities by PHM or any share dividend, share split or similar transaction effected by PHM in which all holders of PHM securities are treated equally. Such a shareholder is a “grandfathered person” for purposes of the rights plan.

The board of directors of PHM may, in its sole discretion, exempt any person or group who would otherwise be an acquiring person from being deemed an acquiring person for purposes of the rights plan if it determines at any time prior to the time at which the rights are no longer redeemable that the beneficial ownership of such Person would not jeopardize, endanger or limit (in timing or amount) the availability of PHM’s NOLs and other tax benefits. Any such person or group is an “exempted person” under the rights plan. The board of directors, in its sole discretion, may subsequently make a contrary determination and such person would then become an acquiring person.

An “exempted transaction” is a transaction that the board of directors determines is an exempted transaction and, unlike the determination of an exempted person, such determination is irrevocable.

The Rights. Each right entitles its holder, under the circumstances described below, to purchase from PHM one one-thousandth of a PHM Series A Junior Participating Preferred Share at a purchase price of $50 per right, subject to adjustment. PHM common shares issued while the Section 382 rights plan is in effect will be issued with rights attached.

Initially, the rights will be associated with PHM common shares and evidenced by common share certificates, which will contain a notation incorporating the rights plan by reference, and will be transferable with and only with the underlying PHM common shares. Subject to certain exceptions, the rights become exercisable and trade separately from the PHM common shares only upon the “distribution date,” which occurs upon the earlier of:

•

10 days following a public announcement that a person or group of persons has become an acquiring person or such earlier date as a majority of the PHM board of directors becomes aware of the existence of an acquiring person (the “share acquisition date”) (unless, prior to the expiration of PHM’s right to redeem the rights, such person or group is determined by the board of directors to be an “exempted person”; in which case the share acquisition date will be deemed not to have occurred); or

•

10 business days (or later date if determined by the PHM board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an acquiring person.

Until the distribution date, the surrender for transfer of any PHM common shares outstanding will also constitute the transfer of the rights associated with those shares.

As soon as practicable after the distribution date, separate certificates or book-entry statements will be mailed to holders of record of PHM common shares as of the close of business on the distribution date. From and after the distribution date, the separate rights certificates or book-entry statements alone will represent the rights. Except as otherwise provided in the rights plan, only PHM common shares issued prior to the distribution date will be issued with rights.

Expiration. The rights are not exercisable until the distribution date and, unless earlier redeemed or exchanged by PHM as described below, will expire upon the earliest of:

•	the close of business on June 1, 2013;

•	the time at which the rights are redeemed;

•	the time at which the rights are exchanged;

•

the close of business on the effective date of the repeal of Section 382 or any successor statute if the board of directors of PHM determines that the rights plan is no longer necessary or desirable for the preservation of certain tax benefits;

•	the close of business on the first day of a taxable year of PHM to which the board of directors of PHM determines that certain tax benefits may not be carried forward, and

•	June 1, 2010 if shareholder approval has not been obtained by such date.

Effects of Triggering Event. If a person or group becomes an acquiring person (a “flip-in event”), each holder of a right (other than any acquiring person and certain transferees of an acquiring person, whose rights automatically become null and void) will have the right to receive, upon exercise, PHM common shares having a value equal to two times the exercise price of the right. If an insufficient number of PHM common shares are available for issuance, then the PHM board of directors is required to substitute cash, property or other securities of PHM for the PHM common shares. The rights may not be exercised following a flip-in event while PHM has the ability to cause the rights to be redeemed, as described below.

For example, at an exercise price of $50 per right, each right not owned by an acquiring person (or by certain transferees thereof) following a flip-in event would entitle its holder to purchase $100 worth of PHM common shares (or other consideration, as noted above) for $50. Assuming that the PHM common shares had a per share value of $10 at that time, the holder of each valid right would be entitled to purchase ten PHM common shares for $50.

Exchange. At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of the outstanding PHM common shares, PHM may exchange the rights (other than rights owned by the acquiring person and certain transferees thereof which will have become void), in whole or in part, at an exchange ratio of one PHM common share, or one one-thousandth of a PHM preferred share (or of a share of a class or series of PHM preferred shares having equivalent rights, preferences and privileges), per right (subject to adjustment).

Adjustments. The exercise price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a share dividend on, or a subdivision, combination or reclassification of, the preferred shares;

•

if holders of the preferred shares are granted certain rights, options or warrants to subscribe for preferred shares or convertible securities at less than the current market price of the preferred shares; or

•

upon the distribution to holders of the preferred shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional preferred shares will be issued, and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

Redemption. In general, PHM may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment and payable in cash, PHM common shares or other consideration deemed appropriate by the PHM board of directors) at any time until ten days following the share acquisition date. Immediately upon the action of the PHM board of directors authorizing any redemption, the rights will terminate, and the only right of the holders of rights will be to receive the redemption price.

Shareholder Rights; Tax Effects. Until a right is exercised, its holder will have no rights as a shareholder of PHM, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not result in the recognition of taxable income by PHM or its shareholders, shareholders may, depending upon the circumstances, recognize taxable income after a flip-in event.

Amendment. The terms of the rights may be amended by the PHM board of directors without the consent of the holders of the rights, including, without limitation, to extend the expiration date of the rights plan and to increase or decrease the purchase price. Once there is an acquiring person, however, no amendment can adversely affect the interests of the holders of the rights.

A copy of the rights agreement is attached as Exhibit 4 hereto. This description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights plan, which is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit Number	Description of Document

3(a)	Restated Articles of Incorporation, of PulteGroup, Inc. (Incorporated by reference to Exhibit 3.1 of PulteGroup, Inc.’s Current Report on Form 8-K, filed with the SEC on August 18, 2009).

3(b)	Certificate of Designation of Series A Junior Participating Preferred Shares of PulteGroup, Inc., dated August 6, 2009 (Incorporated by reference to Exhibit 3(b) of PulteGroup, Inc.’s Registration Statement on Form 8-A/A, filed with the SEC on August 18, 2009).

3(c)	By-laws, as amended, of PulteGroup, Inc. (Incorporated by reference to Exhibit 3.1 of PulteGroup, Inc.’s Current Report on Form 8-K, filed with the SEC on April 8, 2009).

4	Amended and Restated Section 382 Rights Agreement, dated as of March 18, 2010, between PulteGroup, Inc. and Computershare Trust Company, N.A., as rights agent, which includes the Form of Rights Certificate as Exhibit B thereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PULTEGROUP, INC.

Date: March 23, 2010	By:	/s/ Steven M. Cook
Steven M. Cook
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Document

3(a)	Restated Articles of Incorporation, of PulteGroup, Inc. (Incorporated by reference to Exhibit 3.1 of PulteGroup, Inc.’s Current Report on Form 8-K, filed with the SEC on August 18, 2009).

3(b)	Certificate of Designation of Series A Junior Participating Preferred Shares of PulteGroup, Inc., dated August 6, 2009 (Incorporated by reference to Exhibit 3(b) of PulteGroup, Inc.’s Registration Statement on Form 8-A/A, filed with the SEC on August 18, 2009).

3(c)	By-laws, as amended, of PulteGroup, Inc. (Incorporated by reference to Exhibit 3.1 of PulteGroup, Inc.’s Current Report on Form 8-K, filed with the SEC on April 8, 2009).

4	Amended and Restated Section 382 Rights Agreement, dated as of March 18, 2010, between PulteGroup, Inc. and Computershare Trust Company, N.A., as rights agent, which includes the Form of Rights Certificate as Exhibit B thereto.